Amy L. Bowler Partner Phone 303.290.1086 abowler@hollandhart.com

July 3, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Attn: Anuja A. Majmudar, Attorney-Advisor

Daniel Morris, Legal Branch Chief

Washington, D.C. 20549

Re:	AMERICAN BATTERY TECHNOLOGY COMPANY
Registration Statement on Form S-3
Filed May 16, 2023
File No. 333-271954

Dear Ms. Majmudar:

Set forth below are responses of American Battery Technology Company (the “Company”) to comments received from the staff by letter dated June 6, 2023. For your convenience in reviewing, your comment is included in italics immediately followed by the Company’s response.

1. We note that you are registering the resale of 11 million shares of common stock. According to the Second Amended and Restated Membership Interest Purchase Agreement, as amended, the proceeds from the shares to be sold by the selling stockholder will comprise a portion of the purchase price to be paid by the registrant in connection with the acquisition. Please provide us with your analysis as to why the selling stockholder should not be deemed an underwriter.

The Parties have entered into a Third Amended and Restated Membership Interest Purchase Agreement, dated as of June 30, 2023 (the “Amended Agreement”), a copy of which is being filed as an exhibit to the Registration Statement, as amended. The Amended Agreement removes the requirement for the Selling Stockholder to contribute $1,500,000 of the proceeds it receives from its sales of the Shares to an indemnity escrow account for the benefit of the Company. The Amended Agreement further makes clear that the Selling Stockholder does not have any obligation to sell the Shares. An amendment to the Registration Statement has been filed to, among other changes, register approximately 9,100,000 Shares and remove references to the indemnity escrow account arrangement.

Location	Mailing Address P.O. Box 8749 Denver, CO 80201-8749	Contact
555 17th Street, Suite 3200 Denver, CO 80202-3921		p: 303.295.8000 | f: 303.295.8261 www.hollandhart.com

Holland & Hart LLP Anchorage Aspen Billings Boise Boulder Cheyenne Denver Jackson Hole Las Vegas Reno Salt Lake City Santa Fe Washington, D.C.

United States Securities and Exchange Commission Page 2

It is the Company’s belief that the Selling Stockholder should not be deemed to be an underwriter for several reasons. First, the Selling Stockholder has not been engaged by the Company to sell Shares on behalf of the Company. Second, the Selling Stockholder has not purchased the Shares from the Company with a view to, or to sell for the Company in connection with, the distribution of the Shares, or participated or have a direct or indirect participation in any such undertaking, or participated or have a participation in the direct or indirect underwriting of any such undertaking. Third, the Company will not receive any proceeds from the sale of the Shares, if and when the Selling Stockholder sells the Shares. Lastly, it is possible that the Selling Stockholder may hold the shares more than six months after the date of delivery, which would qualify the Selling Stockholder for exemption from underwriter status pursuant to Rule 144 under the Securities Act.

2. We note the termination provisions set forth in Section 7.01(b)(iii) of Ex. 10.1 state that the first deposit, second deposit, third deposit, and June extension are non-refundable. However, the 11 million shares issued in connection with the acquisition transaction are not mentioned. Please reconcile this section with the recitals to Ex. 10.1 and Ex. 10.2 where you state that the 11 million shares are non-refundable and irrevocable.

Once shares are issued as consideration, they should not be regarded as being refundable, unless there are specific provisions that create the right to have the shares refunded or revoked. The Shares have been transferred into the name of the Selling Stockholder, there is no contractual right to for those Shares to be returned or refunded, and the Company is registering those Shares for resale by the Selling Stockholder. The Amended Agreement clarifies that the approximately 9.1 million shares to be retained by the Selling Stockholder are non-refundable and irrevocable.

3. We note that the acquisition transaction is expected to close once the selling stockholder has received net cash proceeds of at least $6.6 million from the sale of such shares. Your disclosure should address the consequences of a potential shortfall as contemplated by Section 2.01(k) of the Purchase Agreement, as amended, including any obligations to register additional shares if there is a shortfall. In addition, please address the potential impact of sales by the selling stockholder on your stock price, as appropriate.

We have added the following language on page 15 regarding the purchase price adjustment in Section 2.01(k) and have expanded our risk factor on page 11 to address the potential impact of sales by the Selling Stockholder on the stock price.

Change to page 15:

“The table below shows the Shares that are being offered pursuant to this prospectus. This prospectus also covers any additional shares of our common stock that may be issued by reason of a stock dividend, stock split or other similar transaction effected without our receiving any cash or other value, which results in an increase in the number of shares of our common stock outstanding. The Purchase Agreement provides that, if the sum of the value of the Shares held by the Selling Stockholder plus the aggregate net cash proceeds from the sale of shares is less than $6,000,000 (such amount less than $6,000,000, the “Shortfall”), then we must pay the Selling Stockholder cash equal to the Shortfall. However, no additional shares would be issued in the case of such Shortfall.”

United States Securities and Exchange Commission Page 3

Change to page 11:

“The number of shares of our Common Stock available for future issuance or sale could adversely affect the per share trading price of our Common Stock.

We cannot predict whether future issuances or sales of our Common Stock or the availability of shares for resale in the open market, including the Shares issued to the Selling Stockholder, will decrease the per share trading price of our Common Stock, although an increased supply of shares often results in negative downward pricing pressure on the per share trading price. The issuance of a substantial number of shares of our Common Stock in the public market or the perception that such issuances might occur could adversely affect the per share trading price of our Common Stock. In addition to the approximately 9,100,000 Shares issued to the Selling Stockholder that are being registered pursuant to this prospectus and are expected to be sold over the course of the next few months, we have issued or registered for resale a total of 168,404,417 shares in connection with several transactions that have occurred during the last two fiscal years.”

Please contact me (303.290.1086) or Bret Meich (775.561.0454), the Company’s General Counsel, if you should have any questions regarding the responses contained herein.

Very truly yours,

Amy L. Bowler
Partner
of Holland & Hart llp

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